

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Denise McWatters
Executive Vice President, General Counsel and Secretary
Delek Logistics Partners, LP
7102 Commerce Way
Brentwood, Tennessee 37027

  Re: Delek Logistics Partners, LP
    Registration Statement on Form S-3
    Filed April 14, 2022
    File No. 333-264300

Dear Ms. McWatters:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Purcell at 202-551-5351 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Ieuan Adrian List